SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

OnDisplay, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

21218R 10 4
(CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


13G

CUSIP NO.  21218R 10 4


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Venture Partners VI, L.P.
            Tax Identification No.

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,594,181
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,594,181
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
             2,594,181

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             13.51%

12)        TYPE OF REPORTING PERSON*

             PA





13G

CUSIP NO.  21218R 10 4


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Itasca VC Partners VI, L.L.P.
            Tax Identification No.

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            Minnesota

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,594,181
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,594,181
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
             2,594,181

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             13.51%

12)        TYPE OF REPORTING PERSON*

             PA



CUSIP NO.  21218R 10 4


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George J. Still, Jr.
            Social Security No.  ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,594,181
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,594,181
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
             2,594,181

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             13.51%

12)        TYPE OF REPORTING PERSON*

             IN





CUSIP NO.  21218R 10 4


1)        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            John P. Whaley
            Social Security No. ###-##-####

2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
[ ]
                                                               (b)
[ ]
3)        SEC USE ONLY

4)        CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF          (5)  SOLE VOTING POWER
SHARES                    2,594,181
BENEFICIALLY       (6)  SHARED VOTING POWER
OWNED BY                  0
EACH               (7)  SOLE DISPOSITIVE POWER
REPORTING                 2,594,181
PERSON             (8)  SHARED DISPOSITIVE POWER
WITH                      0

9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
             2,594,181

10)        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*

11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             13.51%

12)        TYPE OF REPORTING PERSON*

             IN




SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934


Item 1(a)  Name of Issuer:

           OnDisplay,Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

           12667 Alcosta Boulevard
           Suite 300
           San Ramon, CA  94583

Item 2(a)  Name of Person Filing:

           1.  Norwest Venture Partners, VI, L.P.
           2.  Itasca VC Partners VI, L.L.P.
           3.  George J. Still, Jr.
           4.  John P. Whaley

Item 2(b)  Address of Principal Business Office:

           1.  Itasca VC Partners, VI, L.L.P.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           2.  Norwest Venture Partners, VI.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           3.  George J. Still, Jr.
               c/o Norwest Venture Partners
               245 Lytton Avenue, Suite 250
               Palo Alto, CA  94301

           4.  John P. Whaley
               2800 Piper Jaffray Tower
               222 South Ninth Street
               Minneapolis, MN  55402

This statement is filed by Norwest Venture Partners VI, L.P. ("NVP VI"), on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). NVP VI is a Minnesota limited partnership. Itasca VC Partners VI, L.L.P., a Minnesota limited liability partnership, is the general partner of NVP VI. George J. Still, Jr. and John P. Whaley are the managing partner s of Itasca VC Partners VI.

Item 2(c)  Citizenship:

           1. Norwest Venture Partners VI: Minnesota limited partnership
           2. Itasca VC Partners VI: Minnesota limited liability partnership
           3.  George J. Still, Jr.:  United States
           4.  John P. Whaley:  United States

Item 2(d)  Title of Class of Securities:

           Common Stock

Item 2(e)  CUSIP Number:

           21218R 10 4

Item 3     Not Applicable

Item 4     Ownership:

(1) Norwest Venture Partners VI, L.P ("NVP VI"): At December 31, 1999, NVP VI owned of record 2,594,181 shares of common stock. This amount represented 13.51% of the Issuer's total shares of common stock outstanding at that date.

(2) Itasca VC Partners VI, L.L.P.: At December 31, 1999, Itasca VC Partners VI owned 2,594,181 shares of common stock by virtue of its status as the general partner of NVP VI, the record owner of such shares. This amount represented 13.51% of the Issuer's total shares of common stock outstanding at that date.

(3) George J. Still, Jr.: At December 31, 1999, George J. Still, Jr. was deemed to own 2,594, 181 shares of common stock by virtue of his status as a managing partner of Itasca VC Partners VI, the general partner of NVP VI, the record owner of such shares. This amount represented 13.51% of the Issuer's total shares of common stock outstanding at that date.

(4) John P. Whaley: At December 31, 1999, John P. Whaley was deemed to own 2,594, 181 shares of common stock by virtue of his status as a managing partner of Itasca VC Partners VI, the general partner of NVP VI, the record owner of such shares. This amount represented 13.51% of the Issuer's total shares of common stock outstanding at that date.


Item 5     Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6     Ownership of More than Five Percent on Behalf of Another
           Person:

           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
           Holding Company:

           Not Applicable

Item 8     Identification and Classification of Members of the
           Group:

           Not Applicable

Item 9     Notice of Dissolution of Group:

           Not Applicable

Item 10    Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 9, 2000

NORWEST VENTURE PARTNERS, VI, L.P.

By ITASCA VC PARTNERS VI, L.L.P., as general partner



By:  /s/ John P. Whaley
         John P. Whaley, As Managing Administrative
           Partner

AGREEMENT


The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Venture Partners VI on its own behalf and on behalf of (a) Itasca VC Partners VI, a Minnesota limited liability partnership whose general partners are the following individuals: (a) George J. Still, Jr. and
(b) John P. Whaley.

Dated:  February 9, 2000

NORWEST VENTURE PARTNERS VI, L.P.

By ITASCA VC PARTNERS VI, L.L.P.



  /s/ John P. Whaley
      John P. Whaley, As Managing Administrative
        Partner

ITASCA VC PARTNERS VI, L.L.P.



  /s/ John P. Whaley
      John P. Whaley, As Managing Administrative
        Partner



  /s/ John P. Whaley
      John P. Whaley



  /s/ John P. Whaley
      John P. Whaley, Attorney-in-Fact
        George J. Still, Jr.